                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004
                                       OR
        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934
                 For the transition period from ______ to ______

                          Commission file number 1-9924

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CITIGROUP INC.
                                 399 Park Avenue
                            New York, New York 10043

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                 Financial Statements and Supplemental Schedule

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                 Financial Statements and Supplemental Schedule

                           December 31, 2004 and 2003

                                Table of Contents

                                                                                                                      Page
Report of Independent Registered Public Accounting Firm                                                                 1

Financial Statements:

    Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003                               2

    Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2004 and 2003      3

    Notes to Financial Statements                                                                                       4

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004                                  13

* Schedules required by Form 5500 which are not applicable have been omitted.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plans Administration Committee of
Citigroup Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 2004 and 2003, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP
New York, New York

June 28, 2005

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2004 and 2003

                                                                              2004                2003
                                                                           ------------       --------------
Assets:
  Investments                                                              $  7,958,682       $    5,786,871
                                                                           ------------       --------------
  Receivables:
     Interest, dividends and other                                                1,296                4,133
     Employer contributions                                                     754,935              577,910
                                                                           ------------       --------------
         Total receivables                                                      756,231              582,043
                                                                           ------------       --------------
            Total assets                                                      8,714,913            6,368,914
                                                                           ------------       --------------
            Net assets available for plan benefits                         $  8,714,913       $    6,368,914
                                                                           ============       ==============

See accompanying notes to financial statements.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years Ended December 31, 2004 and 2003

                                                                                       2004             2003
                                                                                    ------------   ---------------
Additions to net assets attributed to:
     Investment income:
        Dividends                                                                   $    151,943   $        84,892
        Interest                                                                          24,459            13,120
        Net appreciation in fair value of investments                                     89,936         1,488,460
                                                                                    ------------   ---------------
                  Net investment income                                                  266,338         1,586,472
                                                                                    ------------   ---------------
     Contributions:
        Participants                                                                   1,743,275         1,377,557
        Employer                                                                         754,935           578,808
                                                                                    ------------   ---------------
                  Total contributions                                                  2,498,210         1,956,365
                                                                                    ------------   ---------------
                  Total additions                                                      2,764,548         3,542,837
                                                                                    ------------   ---------------
Deduction from net assets attributable to:
     Distributions to participants                                                       413,869           400,562
     Trustee and administrative expenses                                                   4,680             2,372
                                                                                    ------------   ---------------
                  Total deductions                                                       418,549           402,934
                                                                                    ------------   ---------------
                  Net increase                                                         2,345,999         3,139,903
                                                                                    ------------   ---------------
Net assets available for plan benefits at:
     Beginning of year                                                                 6,368,914         3,229,011
                                                                                    ------------   ---------------
     End of year                                                                    $  8,714,913   $     6,368,914
                                                                                    ============   ===============

See accompanying notes to financial statements.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(1)   DESCRIPTION OF PLAN

      The following brief description of Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL

      The Plan, commencing on January 1, 2001, is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc. (the Company), and its affiliates, who primarily reside and work in Puerto Rico. Citibank, N.A., is the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 1994 (PRIRC).

      On November 3, 2003, the purchase, sale and servicing agreement between Sears, Roebuck and Co., Sears Financial Holding Corporation, Sears National Bank, Sears Roebuck De Puerto Rico, Inc., Sears Life Holding Corp., SRFG, Inc., Sears Intellectual Property Management Company, certain other subsidiaries of Sears (Sears) and Citigroup, was consummated, in which the credit card business of Sears was purchased by Citigroup. Effective January 1, 2004, as a result of the agreement, employees of Sears who participated in the Sears 401(k) Plan, whose employment transferred to Citibank, N.A. (Puerto Rico), or other affiliates of the Plan sponsor doing business in Puerto Rico, became eligible to participate in the Plan.

      EMPLOYEE CONTRIBUTIONS

      An eligible employee may elect to have a portion of his or her eligible compensation, including overtime, commissions, shift differential pay and periodic incentive bonuses reduced each pay period, in any 1% increment, by an amount from 1% to 10% of his or her compensation up to $8,000, as pre-tax contributions. Employee pre-tax contributions and employer contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.

      EMPLOYER CONTRIBUTIONS

      If the participant is an eligible employee whose qualifying compensation is $100,000 or less, his or her maximum Company Matching Contribution will be the lesser of $1,500 or 3% of his or her total eligible pay, provided he or she contributes to the Plan, as shown on the following chart:

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2004 and 2003

                         COMPANY MATCHING CONTRIBUTIONS

                                       For each $1 contributed by the
If qualifying compensation for         participant, the Company will
      the prior year is:                       contribute:                 To a maximum of:
------------------------------         ------------------------------      ----------------------
$0 to $50,000                                         $3                   The lesser of 3% of
$50,000.01 - $75,000                                  $2                   eligible pay or $1,500
$75,000.01 - $100,000                                 $1                   annually
Greater than  $100,000

                                       No matching contribution will be made.

      PARTICIPANT ACCOUNTS

      FUND TRANSFERS AND ALLOCATION CONTRIBUTIONS

      Participants may elect to divide their contributions among the investment fund options in whole increments of 1%. The Company Matching Contributions made to the participants' accounts must stay in the Citigroup Common Stock Fund for five Plan years, unless the participant has attained age 55.

      A participant may elect to suspend his or her contributions, as soon as administratively practicable, subject to the Plan's notice requirements. Such a participant may thereafter resume contributions as of the first pay period after completing an election, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions as of the first pay period after making such an election subject to the Plan's notice requirements. A participant may elect to change the allocation of future contributions among the funds daily.

      A participant may elect to transfer the value of his or her contributions in whole increments of 1% to another investment fund or funds, subject to certain restrictions.

      ROLLOVER AND TRANSFER CONTRIBUTIONS

      The Plan permits participants to have their interests in other Puerto Rico qualified plans transferred to the Plan. However, rollovers from an IRA are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

      INVESTMENT OPTIONS

      Banco Popular de Puerto Rico is the Trustee of the Plan. Plan assets are held in a Trust Fund established under the Plan. As of December 31, 2004, participants are allowed to invest in one or more of the investment funds.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      Effective October 25, 2004, a fifteen-day hold applies to the Plan's investment funds so that participants can not transfer money into and out of the same fund within 15 calendar days. This transfer restriction applies to all funds, except the Stable Value Fund, which has its own set of restrictions prohibiting transfers into any competing funds, and the Citi Institutional Liquid Reserve Fund.

      Effective April 21, 2003, four new investment funds were added to the Plan as part of its investment options. Consequently, funds with duplicate objectives were eliminated from the Plan. The four funds that were added to the Plan are:

          -  Citi Institutional Liquid Reserves Fund

          -  Smith Barney Fundamental Value Fund

          -  Smith Barney Small Cap Value Fund

          -  Wasatch Small Cap Growth Fund

      The four funds that were eliminated were:

          -  Smith Barney Money Funds Cash Portfolio Fund

          -  Smith Barney Diversified Strategic Income Fund

          -  Smith Barney Large Cap Value Fund

          -  Smith Barney International All Cap Growth Fund

      Effective August 22, 2003, the two stock funds, TAP A and TAP B, which were added as investment options to the Plan in connection with the August 22, 2002 Travelers Property Casualty Corp. (TPC) spin-off, were eliminated.

      VESTING

      A participant becomes vested in his or her Company Matching Contribution:

          - Upon completion of three years of service. Once three years of service have been attained, any employer contributions made on a participant's behalf will be immediately vested;

          - If a participant reaches age 55, dies or becomes disabled while in service;

          - In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

      Once a participant is vested in his or her employer contributions, those contributions will be available for distribution or rollover once he or she leaves the Company.

      For the years ended December 31, 2004 and 2003, gross employer contributions of $757,736 and $596,929, were reduced by forfeitures of $2,801 and $18,121, respectively, resulting in net employer contributions of $754,935 and $578,808, respectively.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      PARTICIPANT LOANS

      Subject to the Plan provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant's vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months.

      Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Loan terms range from 1 to 5 years for general purpose loans or up to 20 years for the purchase of a primary residence.

      WITHDRAWALS

      Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the value of his or her rollover contributions account, all or any portion of the vested value of his or her account if the participant has attained age 59-1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

      DISTRIBUTIONS

      A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms. If the value of a participant's account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age, or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution shall be based on the value of the participant's accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of participant's account is less than $5,000, the Plan will distribute the participant's account upon termination of employment.

      Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan have been prepared under the accrual method of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Plan investments are stated at fair value.

      Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

      The shares of common stock held by the Citigroup Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

      U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations. Since they are fully benefit responsive, Guaranteed Investment Contracts and Guaranteed Annuity Contracts are valued at contract value, which approximates fair market value.

      Participant loans and short-term money market investments are valued at cost, which approximates fair market value.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

(3)   INVESTMENTS

      A summary of the Plan's investments as of December 31, 2004 and 2003 is listed below. Investments that represent more than 5% of the Plan's net assets are separately identified.

                                                                   2004            2003
                                                               -------------    ------------
Investments at Fair Value as Determined by
     Quoted Market Prices:
        Citigroup Common Stock                                 $   3,726,277    $  2,897,010
        U.S. Government and Agency Obligations                       125,747          96,985
        Corporate Bonds                                               97,955          92,999
        Foreign Bonds                                                 11,563           5,425
        Citifunds Institutional Liquid Reserve Fund                  595,906         448,163
        Salomon Brothers Investor Fund                               315,309         322,450
        Smith Barney Aggressive Growth Fund                          699,692         504,780
        Other Mutual and Commingled Funds                          1,767,588       1,091,739
                                                               -------------    ------------
                                                                   7,340,037       5,459,551
                                                               -------------    ------------

Investments at Contract Value:
        Short Term Investment Funds                                   23,227          29,565
        Guaranteed Investment Contracts                              292,107         134,089
                                                               -------------    ------------
                                                                     315,334         163,654
                                                               -------------    ------------

Participant Loans, at Cost                                           303,311         163,666
                                                               -------------    ------------
           Total Investments                                   $   7,958,682    $  5,786,871
                                                               =============    ============

      During the years ended December 31, 2004 and 2003, the Plan's investments (investments bought and sold during the year) appreciated in value by $89,936 and $1,488,460 respectively, as follows:

                                                                   2004             2003
                                                               -------------    ------------
Common stock                                                   $     (63,180)        950,711
Mutual and commingled funds                                          155,698         528,118
Bonds                                                                 (2,582)          9,631
                                                               -------------    ------------
                                                               $      89,936       1,488,460
                                                               =============    ============

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(4)   NON-PARTICIPANT DIRECTED INVESTMENTS

      Employer Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five plan years. After five plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and earnings can be transferred to any of the available investment options.

      This five year restriction also lapses when the participant reaches age
      55. Once a participant is vested in his or her contributions, the funds are available for distribution or withdrawal in accordance with the terms of the Plan.

      Information about the net assets and significant components of the changes in the net assets relating to non-participant directed investment is as follows:

                                                                      2004              2003
                                                                ----------------   ---------------
Net Assets:
     Common Stock                                               $      2,219,268   $     1,876,151
     Employer Contributions Receivable                                   754,935           577,910
                                                                ----------------   ---------------
                 Total                                          $      2,974,203   $     2,454,061
                                                                ----------------   ---------------
Changes in Net Assets:
     Employer Contributions, net of Forfeitures                 $        754,935   $       578,808
     Net Appreciation in Fair Value of Investments              $        (49,043)  $       512,995
     Dividend Income                                            $         67,486   $        39,981
     Transfer to Unrestricted Investments                       $        (57,983)  $       (16,056)
     Benefits Paid                                              $       (195,253)  $      (148,422)

(5)   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      Included in the stable value fund are benefit-responsive investment contracts. This fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Dwight Management Company, and State Street Bank, the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for Guaranteed Investment Contracts (GICs) as of December 31, 2004, and December 31, 2003, ranged from 2.68% to 7.35% and from 3.01% to 7.35%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2004, the fair market value of GIC's amounted to $303,213.

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(6)   RISK AND UNCERTAINTIES

      The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

      The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-two participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

(7)   RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

      Certain Plan investments are shares of common stock issued by the Company. Citibank, N.A., a subsidiary of the Company, is the Plan sponsor as defined by the Plan.

      Certain Plan investments are shares of registered investment companies (mutual funds and stock funds) that are valued by Mutual Management Corporation, a subsidiary of Citigroup Global Markets Holdings Inc., and Salomon Brothers Asset Management Inc. Both are subsidiaries of the Company.

      Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust (State Street) and Common Stock issued by State Street. State Street is the custodian of the Plan's assets.

      Citigroup Inc. and State Street Corporation created CitiStreet, a joint venture, whereby CitiStreet provides administrative, outsourcing, investment management and investment advisory services to the employee benefit plans of corporate, governmental and other organizations. CitiStreet manages the administration and recordkeeping for the Plan.

(8)   TAX STATUS

      The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003, that the Plan and related trust are designated in accordance with applicable sections of the PRIRC, and therefore are entitled to exemption from taxes under Section 1165(a) of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being

                     CITIBUILDER 401(k) PLAN FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      operated in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan's financial statements.

(9)   PLAN TERMINATION

      Although it has not expressed any intention to do so, Citibank, N. A., a subsidiary of the Company, has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants' accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

(10)  SUBSEQUENT EVENTS

      Effective June 1, 2005, Citigroup 401(k) Plan account balances of participants who, during their employment by the Company and its affiliates, performed services in the Commonwealth of Puerto Rico, will be transferred to the Plan.

      Effective February 1, 2005, unless they elect otherwise, employees who were hired on or after this date are automatically enrolled in the Plan 90 days from the date they met the participation requirement under the Plan. In the case of a new employee who is automatically enrolled, three percent of an employee's eligible pay is deducted each pay period and deposited into the Citi Institutional Liquid Reserve Fund. If any employee does not wish to contribute to the Plan, he or she will need to opt out within 90 days.

         CITIBUILDER 401(k) PLAN FOR PUERTO RICO Supplemental Schedule Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31,2004

                                                                       MATURITY    NUMBER OF                       VALUE
IDENTITY OF ISSUE                                           RATE         DATE     SHARES/UNITS     COST         AT 12/31/04
---------------------------------------------              -------    ----------  ------------  ------------   -------------
CASH AND CASH EQUIVALENTS
*State Street Bank Short Term Investment Fund              2.152%                       23,227  $     23,227   $      23,227
                                                                                                ------------   -------------

COMMON STOCK
*Citigroup Inc.                                                                         77,341     1,437,158       3,726,277
                                                                                                ------------   -------------

U.S. GOVERNMENT AND AGENCY OBLIGATIONS
Federal Home Loan PC Pool                                  6.000%       5/1/2017         1,259         1,319           1,319
Federal Home Loan Mortgage Corporation                     6.875%      1/15/2005         5,844         6,359           5,851
Federal Home Loan Mortgage Corporation                     5.500%      7/15/2006        15,104        16,478          15,630
Federal Home Loan Mortgage Corporation                     6.000%      6/15/2011         4,990         5,632           5,500
Federal Home Loan Mortgage Corporation                     5.750%      4/15/2008         4,540         5,022           4,848
Federal National Mortgage Association                      6.375%      6/15/2009         1,169         1,236           1,289
Federal National Mortgage Association                      6.000%      5/15/2008         6,860         7,562           7,381
Federal National Mortgage Association                      5.250%      4/15/2007         4,765         5,155           4,965
Federal National Mortgage Association                      3.125%      7/15/2006         5,754         5,770           5,752
Federal National Mortgage Association                      6.500%      12/1/2012            98            99             104
Federal National Mortgage Association                      4.500%       1/1/2019         6,763         6,606           6,757
Federal National Mortgage Association                      6.500%      11/1/2012            25            26              27
Federal National Mortgage Association                      6.500%      11/1/2012            55            55              58
Federal National Mortgage Association                      6.500%       8/1/2012             4             4               4
United States Treasury Bill                                1.905%      3/17/2005           191           190             190
United States Treasury Notes                               6.500%      2/15/2010         5,268         6,086           5,964
United States Treasury Notes                               5.625%      2/15/2006         1,928         2,109           1,988
United States Treasury Notes                               6.625%      5/15/2007         4,100         4,555           4,423
United States Treasury Notes                               6.125%      8/15/2007           548           602             589
United States Treasury Notes                               5.625%      5/15/2008         1,978         2,209           2,121
United States Treasury Notes                               6.500%     10/15/2006         6,316         7,138           6,694
United States Treasury Notes                               4.250%      8/15/2014         5,035         5,013           5,046
United States Treasury Notes                               5.000%      8/15/2011         2,832         3,046           3,015
United States Treasury Notes                               4.625%      5/15/2006         7,372         7,923           7,542
United States Treasury Notes                               5.750%     11/15/2005         6,068         6,660           6,224
United States Treasury Notes                               4.250%      8/15/2013        20,736        20,767          20,900
United States Treasury Notes                               3.250%      8/15/2008         1,573         1,584           1,566
                                                                                                ------------   -------------

                                                                                                     129,204         125,747
                                                                                                ------------   -------------
CORPORATE BONDS
American General Financial Corporation                     5.375%       9/1/2009           324           343             339
AT&T Wireless Services Inc.                                7.500%       5/1/2007           589           658             640
Atlantic Richfield Company                                 5.900%      4/15/2009         1,681         1,653           1,813
Bank American Corporation                                  7.400%      1/15/2011         1,349         1,574           1,562
Bank of American                                           7.125%      9/15/2006         1,672         1,812           1,774
Bank One N.A. Chicago IL                                   5.500%      3/26/2007           877           971             913
Bank One Issuance Trust                                    3.940%      4/16/2012         1,259         1,258           1,258
Bayerische Landesbank                                      5.875%      12/1/2008         1,438         1,405           1,540
Bellsouth Corporation                                      5.000%     10/15/2006           225           225             231
Bellsouth Corporation                                      4.200%      9/15/2009         1,259         1,261           1,262
Boeing Captial Corporation                                 6.100%       3/1/2011           346           337             378
Bristol Myers Squibb Company                               4.750%      10/1/2006           180           179             184
Capital One Bank Medium Term Service                       6.500%      6/13/2013         1,393         1,475           1,523
Capital One Master                                         4.900%      3/15/2010           854           854             882
Capital Multi Asset Executive                              3.650%      7/15/2011           629           628             626
Centex Corporation                                         5.700%      5/15/2014           629           628             652
Chase Manhattan Bank First Union                           7.439%      8/15/2031         1,349         1,584           1,525
CIT Group Inc.                                             7.375%       4/2/2007           832           859             898
Comcast  Cable Communications Inc.                         6.875%      6/15/2009         1,708         1,817           1,898
Comcast Cable Communications                               6.750%      1/30/2011           306           343             343
Conagra Foods Inc.                                         6.000%      9/15/2006         1,726         1,719           1,797
Conoco Fdg. Company                                        5.450%     10/15/2006           539           593             559
Countrywide Fdg. Corporation                               3.250%      5/21/2008           629           629             615
Cox Communications Inc. New                                4.625%      1/15/2010           863           863             861
Credit Sussie First Boston USA                             6.125%     11/15/2011           517           512             564

         CITIBUILDER 401(k) PLAN FOR PUERTO RICO Supplemental Schedule Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31,2004

                                                                       MATURITY    NUMBER OF                       VALUE
IDENTITY OF ISSUE                                           RATE         DATE     SHARES/UNITS         COST      AT 12/31/04
---------------------------------------------              -------    ----------  ------------         -----     -----------
CSX Corporation                                            6.250%     10/15/2008           198           197             213
CSX Corporation                                            6.750%      3/15/2011         1,115         1,220           1,248
CWABS Inc.                                                 1.000%     12/25/2034         1,259         1,259           1,259
Daimler Chrysler North America                             4.050%       6/4/2008         1,349         1,339           1,346
Duke Energy Fields Service LLC                             7.500%      8/16/2005         2,607         2,859           2,676
ERAC USA Financial Company                                 8.000%      1/15/2011           899           922           1,058
Fedex Corporation                                          6.875%      2/15/2006         1,349         1,367           1,397
Fleet Credit Card Master Trust                             2.400%      7/15/2008         1,798         1,798           1,785
Ford Motor Car Company                                     7.375%     10/28/2009         1,785         1,830           1,925
Ford Motor Car Company                                     6.875%       2/1/2006           719           706             741
Ford Motor Car Company                                     7.375%       2/1/2011           225           220             242
General Electric CAP Corporation                           8.850%       4/1/2005         1,146         1,280           1,162
General Electric CAP Corporation                           6.500%     12/10/2007         1,349         1,535           1,453
General Electric CAP Corporation                           5.875%      2/15/2012         1,528         1,632           1,654
General Electric CAP Corporation                           3.500%       5/1/2008           899           898             892
General Mills Inc.                                         5.125%      2/15/2007           854           889             877
General Motors Acceptance Corporation                      7.750%      1/19/2010           225           240             241
General Motors Acceptance Corporation                      6.750%      1/15/2006         1,349         1,383           1,383
General Motors Acceptance Corporation                      6.875%      9/15/2011           899           913             921
Goldman Sachs Group Inc.                                   6.875%      1/15/2011           692           690             781
Goldman Sachs Group Inc.                                   4.750%      7/15/2013           733           736             725
Household Financial Corporation                            6.500%      1/24/2006           270           268             279
Household Financial Corporation                            4.750%      5/15/2009         2,967         3,062           3,042
International Business Machines                            5.375%       2/1/2009           360           340             380
International Paper Company                                6.750%       9/1/2011         1,259         1,344           1,411
International Paper Company                                5.500%      1/15/2014           360           371             371
JP Morgan Chase                                            6.750%       2/1/2011         2,248         2,582           2,525
Kellogg Company                                            6.000%       4/1/2006           854           841             881
Kraft Foods Inc.                                           4.000%      10/1/2008           539           537             540
Lehman Brothers Holdings Inc.                              3.500%       8/7/2008         1,214         1,208           1,199
Master Asset Securitization                                4.500%      9/25/2018         1,751         1,735           1,734
MBNA Corporation                                           6.125%       3/1/2013           225           225             241
Merrill Lynch & Company Inc.                               6.000%      2/17/2009           180           196             193
Merrill Lynch & Company Inc.                               3.000%      4/30/2007           697           684             689
Morgan J P & Company Inc.                                  6.700%      11/1/2007           360           385             389
Morgan Stanley Group Inc.                                  5.800%       4/1/2007         2,652         2,855           2,780
Morgan Stanley Group Inc.                                  5.300%       3/1/2013           989           985           1,018
National Rural Utilities Corporation Financial             7.250%       3/1/2012           409           444             472
News American Holdings Inc.                                9.250%       2/1/2013           859         1,097           1,106
Nomura Asset Securities Corporation                        6.280%      3/15/2030           626           635             649
Ohio Power Company                                         5.500%      2/15/2013         1,982         2,035           2,074
Pacific Gas & Electric Co.                                 4.800%       3/1/2014         1,798         1,744           1,792
PEMEX Financial Ltd.                                       7.330%      5/15/2012         1,349         1,391           1,535
Phillips Pete Company                                      8.750%      5/25/2010         2,355         2,814           2,875
Royal KPN NV                                               8.000%      10/1/2010         1,079         1,272           1,273
SBC Communications Inc.                                    5.100%      9/15/2014         1,618         1,619           1,633
Simon Property Group LP                                    7.750%      1/20/2011         1,438         1,679           1,680
Sprint Cap Corporation                                     7.625%      1/30/2011           247           264             287
Sprint Cap Corporation                                     8.375%      3/15/2012           315           350             383
Structured Adj Rate Mtg Ln                                 5.068%      9/25/2034         1,082         1,110           1,094
Time Warner Inc.                                           6.875%       5/1/2012         1,101         1,228           1,254
Toyota Motor Car Corporation                               5.500%     12/15/2008         1,528         1,449           1,619
TXU Energy Company LLC                                     7.000%      3/15/2013         1,079         1,205           1,205
Unilever Capital                                           7.125%      11/1/2010           360           392             414
Valero Energy Corporation                                  6.875%      4/15/2012         1,618         1,818           1,835
Verizon Global Fdg. Corporation                            7.250%      12/1/2010         1,618         1,753           1,854
Verizon Global Fdg. Corporation                            7.375%       9/1/2012           899         1,035           1,058
Wachovia Corporation                                       6.250%       8/4/2008         1,528         1,704           1,648
Washington Mutual Bank                                     6.875%      6/15/2011           944           976           1,062
Wells Fargo & Co. New                                      5.125%       9/1/2012         1,349         1,405           1,395
Weyerhaeuser Company                                       6.125%      3/15/2007           288           310             303
XTO Energy Inc.                                            4.900%       2/1/2014         1,169         1,113           1,166
                                                                                                       -----     -----------

         CITIBUILDER 401(k) PLAN FOR PUERTO RICO Supplemental Schedule Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31,2004

                                                                       MATURITY    NUMBER OF                       VALUE
IDENTITY OF ISSUE                                           RATE         DATE     SHARES/UNITS       COST        AT 12/31/04
---------------------------------------------              -------    ----------  ------------     ---------     -----------
                                                                                                      96,551          97,955
                                                                                                   ---------     -----------
FOREIGN BONDS
British Columbia Province, Canada                          5.375%     10/29/2008         1,420         1,360           1,502
Deutsche Telekom International                             8.000%      6/15/2010         2,185         2,573           2,603
France Telecom SA                                          7.750%       3/1/2011           360           431             429
International America Development Bank                     5.750%      2/26/2008         1,205         1,195           1,286
Italy Rep                                                  5.625%      6/15/2012           854           853             922
National Australia Bank Ltd.                               8.000%      5/19/2010         1,420         1,590           1,687
South Africa Rep                                           6.500%       6/2/2014           629           628             689
Telecom Italia Cap                                         5.250%     11/15/2013           539           548             545
United Mexican States                                      8.375%      1/14/2011         1,618         1,796           1,901
                                                                                                   ---------     -----------

                                                                                                      10,975          11,563
                                                                                                   ---------     -----------

MUTUAL FUNDS AND COMMINGLED FUNDS
CONSERVATIVE FOCUS FUND
*Russell 2000 Index Securities Lending                                                      8           118             159
*Passive Bond Market Index Securities Lending                                              181         2,734           2,919
*S&P 500 Flagship Funding Service A                                                          5           987           1,195
*Daily Emerging Markets Index Fund                                                          13           120             162
*Daily Eafe Securities Lending Series T                                                     33           343             483
MODERATE FOCUS FUND
*Russell 2000 Index Securities  Lending                                                    116         1,703           2,398
*Passive Bond Market Index Securities Lending                                              912        12,657          14,690
*S&P 500 Flagship Funding. Service  A                                                       82        15,566          18,052
*Daily Emerging Markets Index Funding                                                      204         1,695           2,441
*Daily Eafe Securities Lending Series T                                                    494         4,303           7,294
AGGRESSIVE FOCUS FUND
*Russell 2000 Index Securities  Lending                                                     85         1,269           1,759
*Passive Bond Market Index Securities Lending                                              224         3,271           3,609
*S&P 500 Flagship Funding Service  A                                                        60        11,225          13,268
*Daily Emerging Markets Index Funding                                                      149         1,278           1,790
*Daily Eafe Securities Lending Series T                                                    365         3,410           5,378
OTHER FUNDS
*Citifunds Institutional Liquid Reserve Fund                                           595,906       595,906         595,906
*Delaware Bankers Trust Index 500 Fund                                                  25,198       251,822         280,137
DFA International Value Portfolio IV                                                     7,555        76,472         100,406
Emerging Markets Portfolio II                                                              825         8,302          11,246
Euro Pacific Growth Funding                                                              3,412        89,695         121,554
*Russell 2000 Index Securities Lending Fund                                              7,656       117,981         158,669
*Salomon Brothers CAP Funding Inc.                                                       1,203        30,828          37,270
*Salomon Brothers High Yield Bond Fund                                                  12,709        99,430         109,166
*Salomon Brothers Investors Fund                                                        15,366       250,953         315,309
*Smith Barney Aggressive Growth                                                          7,103       503,730         699,692
*Smith Barney Appreciate Funding Inc.                                                   13,141       155,031         192,251
*Smith Barney Fundamental Value                                                            705         9,223          10,868
*Smith Barney Government Securities Fund                                                21,096       211,629         208,431
*Smith Barney Large CAP Growth Fund                                                     16,022       277,392         360,005
*Smith Barney Small CAP Value Fund                                                         842        17,410          19,384
Templeton Developing Markets                                                             4,331        64,363          80,204
Wasatch Advisors Small Cap Growth Fund                                                      61         2,075           2,399
                                                                                                   ---------     -----------

                                                                                                   2,822,922       3,378,494
                                                                                                   ---------     -----------
GUARANTEED INVESTMENT CONTRACTS
AUSA Life Insurance Contact SV04244Q                       4.910%       7/1/2006         3,006         3,006           3,006
Mass Mutual Life Insurance Contract 35094                  3.010%      6/30/2008         5,080         5,080           5,080
Mass Mutual Life Insurance  Contract 35101                 3.900%      6/20/2009         4,341         4,341           4,341
MetLife Insurance Contract 28978                           2.680%      4/30/2006         1,153         1,153           1,153
MetLife Insurance Contract 28710                           3.350%      6/30/2006         7,613         7,613           7,613
MetLife Insurance Contract 28731                           4.710%     11/30/2009         3,261         3,261           3,261
Monumental Life Insurance Contract 5V04359Q                4.410%      4/30/2010         1,359         1,359           1,359

         CITIBUILDER 401(k) PLAN FOR PUERTO RICO Supplemental Schedule Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31,2004

                                                                       MATURITY    NUMBER OF                       VALUE
IDENTITY OF ISSUE                                           RATE         DATE     SHARES/UNITS      COST         AT 12/31/04
---------------------------------------------              -------    ----------  ------------   -----------     -----------
Monumental Life Insurance Contract 5V04434Q                4.370%      8/15/2009         1,914         1,914           1,914
Monumental Life Insurance Contract 5V04211Q                4.650%     12/15/2005         4,444         4,444           4,444
New York Life Insurance Co. 31481                          4.130%     11/30/2007         1,612         1,612           1,612
New York Life Insurance Co. 31481.002                      3.770%      3/31/2008        11,323        11,323          11,323
New York Life Insurance Co. 31481.003                      3.860%      4/15/2008         2,968         2,968           2,968
Principal Capital Management Contract 4.29618.5            5.100%       7/1/2006         6,442         6,442           6,442
Principal Capital Management Contract 4.29618.7            3.850%      3/31/2008         3,979         3,979           3,979
Principal Capital Management Contract 4.29618.9            4.550%      8/15/2010         5,746         5,746           5,746
Principal Capital Management Contract 4.29618.8            3.300%      4/30/2007         1,350         1,350           1,350
SunAmerica Life Insurance Contract 5096                    3.980%      4/15/2009         5,947         5,947           5,947
SunAmerica Life Insurance Contract 5104                    3.330%      6/30/2009         5,063         5,063           5,063
Trans Financial Life Insurance Contract SV04358Q           3.270%      1/15/2009         5,057         5,057           5,057
*Travelers Life Insurance Group 16878.2                    4.910%     12/31/2049        87,058        87,058          87,058
*Travelers Life Insurance Group 8                          4.290%       1/1/2099        33,010        33,010          33,010
*Travelers Life Insurance Group 16878                      6.390%       1/1/2099        79,440        79,440          79,440
*Travelers Life Insurance Group 17653                      7.350%       3/1/2005        10,943        10,943          10,943
                                                                                                 -----------     -----------

                                                                                                     292,107         292,107
                                                                                                 -----------     -----------

*PARTICIPANT LOANS                                         195 loans to participants with
                                                             interest rates of 5.00% to              303,311         303,311
                                                           to 6.00% with maturities up to        -----------     -----------
                                                             20 years.

TOTALS                                                                                           $ 5,115,455     $ 7,958,682
                                                                                                 ===========     ===========

* Parties-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                         CITIBUILDER 401(k) PLAN FOR PUERTO RICO

Date: June 29, 2005

                                         By: /s/ Michael E. Schlein
                                             -----------------------------------
                                                 Michael E. Schlein
                                                 Head of Global Corporate
                                                 Affairs, Human Resources and
                                                 Business Practices

                                  EXHIBIT INDEX

Exhibit No.                              Description
-----------      ------------------------------------------------------------------
23.1             Consent of KPMG LLP, Independent Registered Public Accounting Firm.